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                           [HOST MARRIOTT LETTERHEAD]

                                                                   July 30, 1999

To Our Stockholders:

     We are pleased to inform you that on July 26, 1999, Host Marriott Services Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Autogrill, S.p.A. ("Parent") and its indirect wholly owned subsidiary, Autogrill Acquisition Co. ("Purchaser"), which provides for the acquisition of the Company by Parent. Under the terms of the Merger Agreement, the Purchaser today commenced a tender offer (the "Offer") to purchase all of the Company's outstanding shares of common stock (and, together with the associated preferred stock purchase rights, the "Shares") at a price of $15.75 per share in cash.

     Following the successful completion of the Offer, the Purchaser will be merged with the Company (the "Merger"), and all Shares not purchased in the Offer will receive in the Merger the same $15.75 per share in cash. The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn on or prior to the expiration date of the Offer a number of Shares constituting at least two-thirds of the outstanding Shares of the Company (determined on a fully-diluted basis). The Offer is not subject to a financing condition, but is subject to customary closing conditions, including the expiration or termination of any applicable waiting periods imposed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     THE COMPANY'S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS AND APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. ACCORDINGLY, THE BOARD OF DIRECTORS RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES THEREINTO AND APPROVE AND ADOPT THE MERGER AND THE MERGER AGREEMENT.

     In arriving at its recommendation, the Company's Board of Directors gave careful consideration to a number of factors which are described in the enclosed
Schedule 14D-9, including the opinion of the Company's financial advisor, Deutsche Bank Securities, Inc. (a copy of which is included in the Schedule 14D-9) to the effect that, as of the date of such opinion, the consideration to be paid to the Company's stockholders pursuant to the Offer and the Merger is fair from a financial point of view.

     Additional information with respect to the Offer and the Merger is contained in the enclosed Schedule 14D-9. We urge you to read it carefully.

     On behalf of the management and directors of the Company, thank you for your continued support.

                                          Sincerely,

                                          /s/ WILLIAM W. MCCARTEN

                                          William W. McCarten
                                          President and Chief Executive Officer